August 15, 2025

Christopher E. Herald
Chief Executive Officer
Solitario Resources Corp.
4251 Kipling Street, Suite 390
Wheat Ridge, CO 80033

       Re: Solitario Resources Corp.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289336
Dear Christopher E. Herald:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter F. Waltz, Esq.